                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

--------------------------------------------------------------------------------
                   PURSUANT TO SECTION 12(b) or 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                   COHR Inc.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


                Delaware                               95-4559155
 ----------------------------------------           -------------------
         (State of Incorporation                      (IRS Employer
            or Organization)                        Identification No.)

          21540 Plummer Street,
         Chatsworth, California                           91311
 ----------------------------------------           -------------------
 (Address of Principal Executive Offices)              (Zip Code)

If this form relates to the              If this form relates to the
registration of a class of securities    registration of a class of securities
pursuant to Section 12(b) of the         pursuant to Section 12(g) of the
Exchange Act and is effective            Exchange Act and is effective
pursuant to General Instruction          pursuant to General Instruction
A.(c), please check the following        A.(d), please check the following
box. [ ]                                 box. [X]

Securities Act registration statement file number to which this
form relates:                                                             N/A
                                                                         -----
Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

   Rights to Purchase Series A Junior Participating Cumulative Preferred Stock
--------------------------------------------------------------------------------
                                (Title of Class)

ITEM 1. Description of Registrant's Securities to be Registered

            On November 23, 1998, the Board of Directors of COHR Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $0.01 per share (the "Common Shares"), of the Company. The Rights will be issued to the holders of record of Common Shares outstanding on December 21, 1998, and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-thousandth (1/1000th) of a share of Series A Junior Participating Cumulative Preferred Stock, no par value per share (the "Preferred Shares"), of the Company at a price of twenty dollars ($20.00) (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, as Rights Agent (the "Rights Agent").

            Until the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding Common Shares (such person or group being an "Acquiring Person"), and (ii) such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Common Shares which could result in such person or group becoming the beneficial owner of more than 15% of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Common Shares registered in the names of the holders thereof (which certificates for Common Shares shall also be deemed to be Right Certificates, as defined below) and not by separate Right Certificates. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.

            Excluded from the definition of "Acquiring Person" are (i) the Company, its subsidiaries and any employee benefit plan of the Company or its subsidiaries, (ii) any person (A) who acquires beneficial ownership of greater than 15% of the outstanding Common Shares because of a change in the number of Common Shares outstanding or based on a good faith belief in reliance on inaccurate or out of date publicly filed reports of the Company that such acquisition would not cause such beneficial ownership to exceed 15% or cause a Distribution Date (as defined below), or (B) otherwise inadvertently acquires beneficial ownership of greater than 15% of the outstanding Common Shares, and
(iii) any "Grandfathered Stockholder." A Grandfathered Stockholder is defined as any person or group (including any associate and affiliate of such person or group) who or which holds at the date of the Rights Agreement greater than 15% of the outstanding Common Shares, unless such person or group (alone or together with any associate or affiliate of such person or group) without the prior written approval of the Board of Directors, acquires or proposes to acquire beneficial ownership of additional Common Shares which exceed 1% of the Common Shares then outstanding. Notwithstanding the foregoing, if any person that is excluded as an "Acquiring Person" due to clause (ii) above does not reduce its beneficial ownership to 15% or less by the fifth business day after notice from the Company that such person's beneficial ownership of Common Shares exceeds 15%, such person shall, at the end of such 5-day period, become an "Acquiring Person."

            As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares originally issued after the Distribution Date), and such separate Rights Certificates alone will therefore evidence the Rights.

            The Rights are not exercisable until the Distribution Date and will expire on November 23, 2008 (the "Expiration Date") unless earlier redeemed by the Company as described below.

            The number of Preferred Shares or other securities issuable upon exercise of a Right, the Purchase Price, the Redemption Price (as defined below) and the number of Rights associated with each outstanding Common Share are all subject to adjustment by the Board of Directors of the Company in the event of any change in the Common Shares or the Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Shares or Preferred Shares, as the case may be (other than the distribution of Rights or regular quarterly cash dividends), or otherwise.

            The Preferred Shares are authorized to be issued in fractions which are an integral multiple of one one-thousandth (1/1000th) of a Preferred Share. The Company may, but is not required to, issue fractions of shares upon the exercise of Rights, and, in lieu of fractional shares, the Company may issue certificates or utilize a depositary arrangement as provided by the terms of the Preferred Shares and, in the case of fractions other than one one-thousandth (1/1000th) of a Preferred Share or integral multiples thereof, may make a cash payment based on the market price of such shares.

            At such time as there is an Acquiring Person, the Rights will entitle each holder of a Right (other than such Acquiring Person or an affiliate or associate of such Acquiring Person) to purchase, for the Purchase Price, that number of one one-thousandths (1/1000ths) of a Preferred Share equivalent to the number of Common Shares which at the time of such event would have a market value of twice the Purchase Price.

            If the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation, or if 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. If the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity, or if 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder (subject to the next paragraph) to purchase for the Purchase Price at such holder's option, (i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price, or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the purchase price.

            Any Rights that are, at any time, beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

            At any time prior to the earlier of (i) such time as a Person becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price (in cash or Common Shares or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.001 per Right, subject to adjustment as provided in the Rights Agreement (the "Redemption Price"); provided, however, that, for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board of Directors of the Company in office at the commencement of such solicitation, the Rights may only be redeemed if (A) there are directors then in office who were in office at the commencement of such solicitation and (B) the Board of Directors of the Company, with the concurrence of a majority of such directors then in office, determines that such redemption is, in its judgment, in the best interests of the Company and its shareholders.

            Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

            After there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that shall have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

            At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date shall occur, the time during which the Rights may be redeemed or the terms of the Preferred Shares), except that no supplement or amendment shall be made which reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date. Among other permitted amendments, the Board may reduce the threshold for becoming an Acquiring Person or otherwise causing the Distribution Date to occur from 15% to any percentage not less than the greater of (a) the highest percentage known by the Company to be beneficially owned by any person or group (other than the Company, its subsidiaries, any employee benefit plan of the Company and any Grandfathered Stockholder) or (b) 10%. However, during the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board of Directors of the Company in office at the commencement of such solicitation, this Rights Agreement may be supplemented or amended only if (A) there are directors then in office who were in office at the commencement of such solicitation and (B) the Board of Directors of the Company, with the concurrence of a majority of such directors then in office, determines that such supplement or amendment is, in their judgment, in the best interests of the Company and its shareholders.

            The Rights have effects that will render difficult an acquisition of the Company without the approval of the Company's Board of Directors. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors of the Company may, at its option, at any time prior to a person becoming an Acquiring Person, redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

            A copy of the Rights Agreement is available free of charge from the Company upon written request. This description of the Rights is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM 2.  Exhibits

      1. Rights Agreement, dated as of November 23, 1998, by and between COHR Inc. and ChaseMellon Shareholder Services LLC, as Rights Agent.

      2. Certificate of the Designations, Preferences, and Rights of Series A Junior Participating Cumulative Preferred Stock of COHR Inc., dated November 25, 1998.

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                       COHR Inc.
                                       (Registrant)


                                       By: /s/ RAYMOND E. LIST
                                           -------------------------------------
                                           Raymond E. List
                                           President and Chief Executive Officer

Date: November 25, 1998